SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Multi-Manager Portfolio, LLC

(Name of Issuer)

Multi-Manager Portfolio, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Thomas Carroll c/o GenSpring Family Offices, LLC 150 South U.S. Highway One Jupiter, Florida 33477	With a copy to: Kenneth Gerstein, Esq. Schulte Roth & Zabel, LLP 919 Third Avenue New York, NY 10022 (212) 756-2533

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(May 7, 2013)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$72,223,578(a)	$9,851.30(b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)	Calculated at $136.40 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

As disclosed in the Private Placement Memorandum of the Multi-Manager Portfolio, LLC (“Portfolio” or “Multi-Manager Portfolio”) dated as of November 16, 2009, as supplemented (“PPM”), the Portfolio may from time to time offer to repurchase your limited liability company interests (“Interests”), in whole or in part, pursuant to written tenders made to investors (“Members”). Repurchases are made at such times, in such amounts and on such terms as the Board of Directors (“Board”) of the Portfolio may determine in its sole discretion. In determining whether the Portfolio should offer to repurchase Interests, in whole or in part, the Board will consider a variety of operational, business and economic factors. The Board expects to consider on a semi-annual basis whether the Portfolio should offer to repurchase Interests, in whole or in part. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Interests.

The Portfolio is offering to purchase Interests (“Offer”) in an amount up to $72,223,578 of the Portfolio’s net assets from Members at their net asset value (that is, the estimated value of the Portfolio’s investment in the Multi-Manager Master Portfolio, LLC (“Master Portfolio”) less all of its liabilities, including accrued fees and expenses) calculated as of June 30, 2013 (also referred to herein as the “Repurchase Valuation Date”). The Offer will remain open until midnight on June 6, 2013, subject to any extension of the Offer made in the absolute discretion of the Board. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by midnight, June 6, 2013 (also referred to herein as the “Repurchase Request Deadline”), you may still withdraw your Interests at any time after June 6, 2013, assuming your tender has not been accepted. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the PPM.

If a Member would like the Portfolio to purchase his or her Interests, the Member should contact his or her GenSpring financial adviser by the deadline set forth above (i.e., before midnight, Eastern time, June 6, 2013.)

The value of the Interests are likely to change between February 28, 2013 (the last time prior to the date of this filing as of which net asset value of the Portfolio was calculated) and the Repurchase Valuation Date. A Member desiring to obtain the estimated net asset value of their Interests, which the Portfolio will calculate from time to time based upon the information the Portfolio receives from the Investment Vehicles (defined below) in which it invests, may contact the Adviser at (561) 746-8444, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).

Please note that just as you have the opportunity to have your Interests repurchased in the Offer and the right to withdraw your tender on or before the Repurchase Request Deadline, the Board has the right to cancel, amend or postpone this offer at any time before midnight, June 6, 2013. Members tendering their Interest should note that they will remain Members in the Portfolio, with respect to the Interest tendered and accepted for purchase by the Portfolio, through the Repurchase Valuation Date.

Item 2. Issuer Information.

(a) The name of the issuer is the Multi-Manager Portfolio, LLC. The Portfolio is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Portfolio is located at 150 South U.S. Highway One, Jupiter, Florida, 33477 and the telephone number is (561) 746-8444.

(b) The title of the securities that are the subject to the Offer is “limited liability company interests,” or portions thereof in the Portfolio. As of the close of business on February 28, 2013, there was approximately $253,094,886.56 outstanding in capital of the Portfolio held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Portfolio will purchase up to $72,223,578 of Interests that are tendered by and not withdrawn prior to midnight, Eastern time, on June 6, 2013, subject to any extension of the Offer made in the absolute discretion of the Board.

The Portfolio is one of several “feeder” funds that invests substantially all of its investable assets in the Master Portfolio, which allocates proceeds in a diversified portfolio of private investment companies, typically referred to as hedge funds, open-end investment companies, closed-end investment companies, exchange-traded funds or segregated accounts (“Investment Vehicles”), managed pursuant to various investment strategies by investment managers. The Master Portfolio may also invest directly in equity securities, fixed income securities, mortgage and asset-backed securities, foreign investments and derivatives. The Board of the Master Portfolio has approved a tender offer for up to $80,000,000 of capital of its Members, including the Portfolio and the other “feeder funds.” The Board of the Portfolio has approved a tender offer of up to $72,223,578 (such amount being referred herein as the “Maximum Amount”).

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Portfolio’s Limited Liability Company Agreement dated as of August 28, 2009 (“LLC Agreement”).

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is the Multi-Manager Portfolio, LLC. The Portfolio’s principal executive office is located at 150 South U.S. Highway One, Jupiter, Florida 33477 and the telephone number is (561) 746-8444. The Adviser of the Portfolio is GenSpring Family Offices, LLC. The principal executive office of the Adviser is located at 150 South U.S. Highway One, Jupiter, Florida 33477 and the telephone number is (561) 746-8444. The executive officers of the Portfolio are Thomas Carroll, Bashir Asad and David Reidy. The Directors of the Board of the Portfolio are Messrs. Jeffrey M. Biggar, George C. Guynn and Sidney E. Harris (“Directors”). Their address is c/o The Multi-Manager Portfolio, LLC at the principal executive office noted above.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer, the Portfolio will purchase up to $72,223,578 of Interests that are tendered by and not withdrawn prior to midnight, Eastern time, on June 6, 2013 (“Repurchase Request Deadline”).

(ii) The purchase price of Interests tendered to the Portfolio will be the net asset value as of the close of business on June 30, 2013, if the Offer expires on the expected expiration date of June 6, 2013.

•

Members choosing to tender an Interest for repurchase must do so by the applicable Repurchase Request Deadline of June 6, 2013. The Repurchase Request Deadline will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer and such Repurchase Request Deadline may be extended by the Board in its sole and absolute discretion. The Portfolio will not accept any repurchase request received by it or its designated agent after the Repurchase Request Deadline.

•

The amount due to any Member whose Interests or portion thereof is repurchased will be equal to the value of such Member’s Capital Account or portion thereof, as applicable, as of the Repurchase Valuation Date, after giving effect to all allocations to be made to such Member’s Capital Account as of such date. The Repurchase Valuation Date is June 30, 2013 and is approximately seventy (70) days after the Repurchase Request Deadline.

•

Members tendering their Interest should note that they will remain Members in the Portfolio, with respect to the Interest tendered and accepted for purchase by the Portfolio, through the Repurchase Valuation Date of the offer to repurchase Interests.

•

The initial payment (“Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of June 30, 2013. The Initial Payment will be made as of the later of (i) a period of within thirty (30) days after the Repurchase Valuation Date, or (ii) if the Master Portfolio has requested withdrawal of its capital from any Investment Vehicles in order to fund the repurchase of Interests, within ten (10) business days after the Master Portfolio has received at least 90% of the aggregate amount withdrawn from such Investment Vehicles. Such payments shall be reduced by any applicable tax withholding, including any withholding on payments made by the Master Portfolio.

•

The second and final payment (“Post-Audit Payment”) will be in an amount equal to the excess, if any, of (i) the value of the tender amount accepted, determined as of the Repurchase Valuation Date and based upon the results of either (a) the semi-annual unaudited financial statements of the Portfolio for the period in the Repurchase Valuation Date occurs or (b) the annual audit of the Portfolio’s financial statements for the period in which the Repurchase Valuation Date occurs, over (ii) the Initial Payment. It is anticipated that this process will be completed within sixty (60) days after the end of each semi-annual period and that the Post-Audit Payment will be made promptly thereafter. A Member will continue to receive an allocation of profits and losses with respect to any amount tendered for repurchase until June 30, 2013 (the Repurchase Valuation Date).

•

Although the amounts required to be paid by the Portfolio will generally be paid in cash, the Portfolio may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

If modification of the Portfolio’s tender offer procedures as described above is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures reasonably designed to provide Members substantially the same liquidity for Interests as would be available under the procedures described above.

Payment for repurchased Interests may require the Portfolio to withdraw from the Master Portfolio, which in turn may be required to liquidate portfolio holdings in Investment Vehicles earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Portfolio’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Interests.

The purchase of Interests by the Portfolio is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”). The Portfolio’s tender offer procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the tender offer procedures described above is required or appropriate, the Board will adopt revised tender offer procedures as necessary to ensure the Portfolio’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement by the Portfolio to repurchase Interests from a Member, the Board may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Directors, that such suspension, postponement or termination is advisable for the Portfolio and its Members, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Portfolio to dispose of its investments or to determine the value of its net assets, and other unusual circumstances.

Partial Interests tendered for repurchase will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of an Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent net profits and net losses) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (adjusted for subsequent net profits and net losses) until such capital contribution is decreased to zero.

The Portfolio does not presently intend to impose any charges on the repurchase of Interests, except that the Portfolio will pay any direct costs and expenses (such as wiring fees) relating to the repurchase of Interests. The Portfolio may allocate to Members whose Interests are repurchased withdrawal or similar charges imposed by Investment Vehicles if the Adviser determines to withdraw from one or more Investment Vehicles as a result of Member repurchase tenders and such charges are imposed on the Portfolio. A Member who tenders some but not all of the Member’s Interest for repurchase will be required to maintain a minimum capital account balance of $50,000. Such minimum capital account balance requirement may be waived by the Portfolio, in its sole discretion. The Portfolio reserves the right to reduce the amount to be repurchased from a Member so that the required capital account balance is maintained.

In the event that the Adviser or any of its affiliates holds an Interest (or portion of an Interest) in its capacity as a Member, such Interest (or portion of an Interest) may be tendered for repurchase in connection with any repurchase offer made by the Portfolio, without notice to the other Members.

A copy of: (i) the Form of Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Form of Offer to Purchase; and (iii) a Form of Letter of Transmittal are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

(iii) The Offer is scheduled to expire at midnight, Eastern time, on June 6, 2013. Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv) Not applicable.

(v) The Board in its absolute discretion reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Board elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Board and notified to the Members. During any such extension, all Interests previously tendered and not cancelled will remain subject to the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board, the Portfolio also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Interests. If the Board determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi) Interests may be withdrawn at any time before midnight, Eastern time, June 6, 2013 and, if tendered Interests have not then been accepted by the Portfolio, at any time after June 6, 2013.

(vii) A Member wishing to tender Interests pursuant to the Offer generally should contact his or her GenSpring financial adviser.

Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Repurchase Request Deadline and, if Interests have not then been accepted by the Portfolio, at any time after June 6, 2013. To be effective, any notice of withdrawal must be timely received by your GenSpring financial adviser. A form to use to give notice of withdrawal is available by calling your GenSpring financial adviser. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be re-tendered prior to the Repurchase Request Deadline by following the procedures described above.

(viii) For purposes of the Offer, the Portfolio will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives oral or written notice to the tendering Member of its election to purchase such Interests.

(ix) If more than the Maximum Amount of Interests are duly tendered to the Portfolio prior to the expiration of the Offer and not withdrawn, the Portfolio will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Portfolio is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Repurchase Request Deadline for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Portfolio of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Portfolio’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. Additionally, a reduction in the aggregate assets of the Portfolio may result in higher costs for remaining Members to the extent that certain expenses borne by the Portfolio are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offer may also require the Master Portfolio to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Portfolio pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Portfolio pursuant to the Offer.

In general, when the Portfolio repurchases a Member’s interest, in whole or in part, the Member will recognize capital gain to the extent that the cash received upon the purchase exceeds the Member’s adjusted tax basis in his Interest. If a Member receives only cash, rather than an in-kind distribution of Portfolio assets, on a repurchase of his entire Interest, the Member will recognize a loss to the extent that the adjusted tax basis of his or her Interest exceeds such cash. However, if the Portfolio repurchases less than a Member’s entire Interest, or if the Portfolio distributes property other than cash on the repurchase of a Member’s entire Interest, the Member will not recognize a loss, if any, until his Interest is completely liquidated and any such distributed property is disposed of in a taxable transaction.

Assuming that the Portfolio is treated as an “investment partnership” for purposes of Section 731 of the Internal Revenue Code of 1986, as amended (“Code”), a Member will not recognize gain or loss as a consequence of receiving an in-kind distribution of Portfolio assets. If the Portfolio were not treated as an “investment partnership,” a distribution of marketable securities to a Member would be treated as a distribution of cash for purposes of determining the amount of gain, if any, realized by the Member. At the time of any in-kind distribution of marketable securities, the Adviser will determine whether the Portfolio is an “investment partnership.”

A Member’s tax basis in his Interest will be increased by his share of the Portfolio’s income and gain, as determined for U.S. federal income tax purposes, and decreased (but not below zero) by his share of the Portfolio’s losses and deductions, as determined for U.S. federal income tax purposes, including (i) his indirect share of all income and loss recognized by an Investment Vehicle as a consequence of a “mark-to-market” election under Section 475 of the Code and (ii) his indirect share of any gain or loss recognized by the Master Portfolio upon a withdrawal from an Investment Vehicle. The Portfolio may, at the Adviser’s discretion, specially allocate taxable income or loss to a partially or completely withdrawing Member (including by reason of death) in order to equalize, to the extent possible, the value of the withdrawing Member’s withdrawn capital account with the income tax basis of its withdrawn interest in the Portfolio, or otherwise reduce any discrepancy between amounts previously allocated to such Member’s capital account and amounts previously allocated to such Member for federal income tax purposes. Absent such a special allocation, unrealized gains (or losses) which have economically accrued to the benefit (or detriment) of the withdrawing Member might be taxed to the remaining Members. While this special allocation would provide a result which would be more equitable and more reflective of economic reality, there can be no assurance that the IRS would accept such an allocation.

Upon a repurchase of his Interest, in whole or in part, a Member may recognize ordinary income or loss attributable to the Member’s indirect share of certain assets of the Investment Vehicles described in Section 751 (c) of the Code. Although the issue is not clear, gain or loss recognized by the Master Portfolio upon a withdrawal from an Investment Vehicle that has made a “mark-to-market” election under Section 475 of the Code, and gain or loss recognized by the Portfolio upon a withdrawal from the Master Portfolio or by a Member upon withdrawal from the Portfolio to the extent such gain or loss is attributable to such an Investment Vehicle, might be treated as ordinary income or loss under Section 751 of the Code as a consequence of the Investment Vehicle’s mark-to-market election.

Under proposed U.S Department of Treasury regulations, the portion of any gain recognized by a Member on a repurchase of his Interest that is attributable to the Member’s indirect interest in any PFIC held by an Investment Vehicle, or to any Investment Vehicle that is a PFIC, will be subject to the PFIC rules described in “Investment Vehicle as Foreign Corporation.” Members should consult their tax advisers about the character of any gain or loss recognized on the repurchase of their Interests.

(2) Not applicable.

(b) The Portfolio has been notified of the Adviser’s intention of having its Interests acquired in this Offer. However, the Portfolio is not aware of any intentions of the Portfolio Managers of the Portfolio or members of the Board to have their Interests acquired in this tender offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

No Member will have the right to require the Portfolio to redeem his or her Interest (or any portion of its Interest). The PPM and the LLC Agreement provide that repurchases will be made at such times, in such amounts and on such terms as the Board may determine in its sole discretion. The PPM and the LLC Agreement also provide that the Board expects to consider on a semi-annual basis whether the Portfolio should offer to repurchase Interests, in whole or in part, from Members. In determining whether the Portfolio should offer to repurchase Interests, in whole or in part, the Board will consider a variety of operational, business and economic factors.

The Portfolio is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Portfolio and the Adviser or the Board, or any person controlling the Portfolio or controlling the Adviser or the Portfolio’s Board; and (ii) any person, with respect to Interests. The LLC Agreement provides, however, that the Portfolio will be dissolved upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the terms of this Agreement, a written notice to the Portfolio requesting to tender its entire Interest for repurchase by the Portfolio, if such Interest has not been repurchased by the Portfolio. On September 21, 2012 as amended October 22, 2012, the Master Portfolio offered to repurchase Interests as of December 31, 2012 from Members and approximately $60 million worth of Interests were tendered by the Portfolio.

Item 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) Reference is made to Section 1 of the Form of Offer to Purchase that is attached as Exhibit 99.2, which is incorporated herein by reference.

(b) Reference is made to Section 1 of the Form of Offer to Purchase that is attached as Exhibit 99.2, which is incorporated herein by reference.

(c) Reference is made to Section 8 of the Form of Offer to Purchase that is attached as Exhibit 99.2, which incorporated herein by reference. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Portfolio.

As further described in Section 8 of the Form of Offer to Purchase that is attached as Exhibit 99.2, at a meeting of the Boards of Directors (the “Board”) of Multi-Manager Master Portfolio, LLC (the “Master Portfolio”), Multi-Manager TEI Portfolio, LLC and the Portfolio (collectively, the “Portfolios”) held on March 6, 2013, the Board approved a Plan of Conversion pursuant to which the Portfolios will take various steps necessary to enable the Portfolios to terminate their registrations under the Investment Company Act 1940, as amended (the “1940 Act”) and to operate as private investment funds (the “Conversion”). The Adviser proposed the Conversion based on its belief that the Portfolios will be able to operate at lower costs as private investment funds that are not registered under the 1940 Act. It is expected that the Conversion will be effected, upon satisfaction of certain conditions, on or after July 1, 2013. The Portfolio is making this offer to repurchase Interests prior to the Conversion to provide Members who do not wish to hold Interests in the Portfolio after the Conversion the opportunity to have their Interests repurchased by the Portfolio.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The Portfolio expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed the Maximum Amount (unless the Portfolio elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand, (ii) proceeds from the sale of securities held by the Master

Portfolio, (iii) withdrawal proceeds from Investment Vehicles in which the Master Portfolio invests, (iv) borrowings (as described in paragraph (b) below), or (v) marketable securities (in the case of any distributions in-kind). Upon its acceptance of tendered Interests for repurchase, the Portfolio will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific Investment Vehicles in which the Master Portfolio invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any oral or written notice, as described above.

(b) Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Portfolio, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price.

Item 8. Interest in Securities of the Issuer.

None of the Portfolio’s Board of Directors own any beneficial Interests in the Portfolio.

Item 9. Persons/Assets Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Portfolio to make solicitations or recommendations in connection with the Offer.

Item 10. Financial Statements.

The financial statements of the Portfolio dated March 31, 2012, and the schedule of investments of the Portfolio dated March 31, 2012, both filed with the SEC on EDGAR on Form N-CSR on June 8, 2012, are hereby incorporated by reference. In addition, the financial statements of the Portfolio dated September 30, 2012, and the schedule of investments of the Portfolio dated September 30, 2012, both filed with the SEC on EDGAR on Form N-CSR on December 10, 2012, are hereby incorporated by reference.

Item 11. Additional Information.

(a)	(1) None.

(2) None.

(3) Not Applicable.

(4) None.

(5) None.

(b)	None.

Item 12. Exhibits.

99.1	Form of Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Form of Offer to Purchase.

99.3	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013 MULTI-MANAGER PORTFOLIO, LLC

By:	/s/ Thomas Carroll
Name:	Thomas Carroll
Title:	President

EXHIBIT INDEX

Exhibit

99.1	Form of Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Form of Offer to Purchase.

99.3	Form of Letter of Transmittal.